

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

<u>Via E-mail</u>
Bal Bhullar, Chief Financial Officer
Lexaria Corp.
950-1130 West Pender Street
Vancouver, B.C. Canada V6E 4A4

     Re: **Lexaria Corp.**
              Form 10-K for Fiscal Year Ended October 31, 2011
              Filed January 30, 2012
              File No. 0-52138

Dear Ms. Bhullar:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief